Exhibit 99.1

Studio 3 Partners LLC
Financial Statements
September 30, 2016 and 2015

Studio 3 Partners LLC
Index
September 30, 2016 and 2015

Page(s)
Independent Auditor's Report...................................................................................................................................1
Financial Statements

Notes to the Financial Statements...........................................................................................................................6-10

Report of Independent Auditors

To the Board and Management of
Studio 3 Partners LLC

We have audited the accompanying financial statements of Studio 3 Partners LLC, which comprise the balance sheets as of September 30, 2016 and 2015, and the related statements of operations, cash flows and changes in members’ equity for the three years ended September 30, 2016.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Studio 3 Partners LLC as of September 30, 2016 and 2015, and the results of its operations and cash flows for the three years ended September 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP
New York, New York
December 22, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Studio 3 Partners LLC
Balance Sheets

	September 30,
(in thousands)	2016	2015

Assets
Current assets
Cash and cash equivalents	$149,989	$87,459
Accounts receivable	50,703	43,456
Program rights, net	171,074	111,011
Prepaid program rights	9,009	3,175
Prepaid expenses and other assets	19,833	1,924
Total current assets	400,608	247,025

Non-current assets
Program rights, net	394,561	340,454
Prepaid program rights	15,131	25,788
Other assets	2,475	2,524
Total assets	$812,775	$615,791

Liabilities and Members' Equity
Current liabilities
Accounts payable	$889	$369
Accrued expenses	18,202	11,201
Bank overdraft	19,761	—
Program rights	72,711	70,999
Deferred revenue	9,265	5,502
Total current liabilities	120,828	88,071

Non-current liabilities
Program rights	19,425	18,689
Accrued liabilities	—	3,622
Deferred revenue	7,658	—
Total liabilities	147,911	110,382

Commitments and contingencies (Note 5)

Members' equity
Members' equity interests	258,354	258,354
Retained earnings	406,510	247,055
Total Members' equity	664,864	505,409
Total liabilities and Members' equity	$812,775	$615,791
The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Statements of Operations

	Year Ended September 30,
(in thousands)	2016	2015	2014

Revenues	$394,042	$472,087	$368,509

Expenses
Operating expenses (including related party
programming expense of $141,066, $202,198 and
$182,787, respectively)	208,845	267,203	238,239
Selling, general and administrative expenses
(including related party expenses of $17,453,
$17,328 and $17,161, respectively)	24,709	23,799	23,211
Total expenses	233,554	291,002	261,450
Operating income	160,488	181,085	107,059
Interest income	647	118	41
Income before income taxes	161,135	181,203	107,100
Tax (expense) / benefit	(1,636)	(2,099)	(1,111)
Net income	$159,499	$179,104	$105,989

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Statements of Cash Flows

	Year Ended September 30,
(in thousands)	2016	2015	2014

Operating Activities
Net income	$159,499	$179,104	$105,989
Reconciling items:
Programming amortization	150,429	214,412	192,851
Operating assets and liabilities
Program rights	(262,151)	(272,220)	(240,416)
Receivables, net	(7,247)	(9,164)	(3,424)
Prepaid program rights	4,823	(21,405)	(407)
Prepaid expenses and other assets	(17,860)	(2,602)	1,881
Accounts payable and other liabilities	3,899	1,881	(2,583)
Deferred revenue	11,421	(22,718)	(5,696)

Net cash provided by operating activities	42,813	67,288	48,195

Financing Activities
Bank overdraft	19,761	—	—
Distributions to Members	(44)	(110)	(45,074)
Net cash flow used in financing activities	19,717	(110)	(45,074)
Net change in cash and cash equivalents	62,530	67,178	3,121

Cash and cash equivalents at beginning of period	87,459	20,281	17,160
Cash and cash equivalents at end of period	$149,989	$87,459	$20,281

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Statements of Changes in Members' Equity

	Members'		Total
	Equity	Retained	Members'
(in thousands)	Interests	Earnings	Equity

Balance at September 30, 2013	$258,354	$7,146	$265,500
Member distributions	—	(45,074)	(45,074)
Net income	—	105,989	105,989
Balance at September 30, 2014	258,354	68,061	326,415
Member distributions	—	(110)	(110)
Net income	—	179,104	179,104
Balance at September 30, 2015	258,354	247,055	505,409
Member distributions	—	(44)	(44)
Net income	—	159,499	159,499
Balance at September 30, 2016	$258,354	$406,510	$664,864

The accompanying notes are an integral part of these financial statements.

1.	Description of Business

Studio 3 Partners LLC (“Studio 3”or “EPIX”), is a premium television network delivering the latest movie releases, classic film franchises, original series, documentaries, comedy specials and music events on TV, on demand, online and on multiple devices. EPIX is available through cable, satellite and telecommunications multichannel television providers and digital distributors as a linear television, video-on-demand and “TV Everywhere” service and is currently available in the United States, Puerto Rico and Bermuda. EPIX also licenses content to digital subscription video-on-demand operators. Studio 3 was formed pursuant to a Limited Liability Agreement dated April 18, 2008, between Viacom Inc. and its wholly owned subsidiary Paramount Pictures Corporation, Metro-Goldwyn-Mayer Studios Inc. and Lions Gate Films Inc. (collectively, the “Members”) and began operations immediately following its formation. The network licenses programming from the Members’ film studios and third party film studios including original series, documentaries, comedy and music specials. EPIX launched in October 2009 as the first multiplatform premium network with online accessibility for subscribers through EPIX.com and pioneered the development of TV Everywhere for American consumers. The first premium network to launch on Xbox consoles, first on Sony PlayStation 3 and PlayStation 4, first on Android tablets and phones, first on Roku players, EPIX is available to authenticated subscribers on hundreds of devices including Apple iPads and iPhones. References in this document to “Studio 3”, “Company”, “EPIX” and “we” mean Studio 3 Partners LLC.
Subsequent Events
The Company has performed an evaluation of subsequent events through December 22, 2016, the date of issuance of the financial statements.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Cash and Cash Equivalents
All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Starting in 2016, bank overdrafts were corrected and are classified as a current liability on the balance sheet and as a financing activity in the statement of cash flows. Prior to 2016 bank overdrafts were deemed immaterial, including the $7.1 million at September 30, 2015, and were reflected in Cash and cash equivalents.
Revenue Recognition
We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Determining whether some or all of these criteria have been met involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report. This includes the evaluation of multiple element arrangements for services and/or content provided to distributors.

Revenues from cable television, direct-to-home satellite television, telecommunications and over the top operators are recognized as the services are provided. Fees associated with SVOD distribution arrangements are recognized upon program availability and where subject to on-going performance commitments or a requirement for a minimum number of titles over contractual intervals, revenues are deferred until such obligations are satisfied.

Five customers accounted for approximately 84% of total revenue for the year ended September 30, 2016, of which three individually accounted for greater than 10% of total revenue. Our largest customer, in each year, accounted for 29% in 2016, 31% in 2015 and 41% in 2014 of total revenue. In each year, the top five customers also accounted for accounts receivable of approximately 81% as of September 30, 2016 and approximately 78% as of September 30, 2015. The Company’s distribution arrangements are long term in nature and are subject to renewal on a rolling basis.

Accounts Receivable
Accounts receivable are stated at the lower of cost and net realizable value and are principally related to distribution license arrangements. Such amounts are due in accordance with the underlying terms of the respective agreements and are principally from investment grade companies with which we have historically done business under similar terms, for which loss allowances are not considered necessary.

Program Rights
The Company acquires rights to exhibit programming on various distribution platforms through contractual license agreements. These program rights are stated at the lower of cost, less accumulated amortization, or net realizable value. The Company aggregates programs of a similar type for assessing the net realizable value of acquired programming. In 2016, the Company abandoned program rights in the amount of $7.3 million.
Program rights and related obligations are recorded when the license period begins, the cost of the program is determinable, and the program is accepted and available for airing. Prepaid program rights represent payments made for acquired programs in advance of their initial availability dates.
The cost of a program is allocated between linear television and SVOD distribution rights where applicable. Linear television rights are amortized based on the estimated future utilization of the program. SVOD rights are amortized in accordance with the individual film forecast method consistent with revenue recognition generated from the exploitation of the programming. Program rights are classified as current if the asset is to be amortized within the next year.
Advertising Costs
Advertising costs are expensed as incurred and presented within Operating expenses in the Statement of Operations. The Company incurred total advertising costs of $23.4 million, $17.9 million and $14.0 million in 2016, 2015 and 2014, respectively.

Income Taxes
The Company is taxed as a partnership for federal and state/local income tax purposes and, therefore, the Company is generally not subject to income tax at the federal and state/local levels. Instead, the Company’s Members are taxed on their allocable share of the Company’s income. However, the Company is subject to certain local taxes including the New York City Unincorporated Business Tax.
In 2016, 2015 and 2014, the Company recognized income tax expense of $1.6 million, $2.1 million and $1.1 million, respectively, and made tax payments of $1.1 million, $1.0 million and $1.0 million, respectively.
Recent Accounting Pronouncements
Statement of Cash Flows
In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-15 - Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance will be effective for the first annual reporting period of our 2019 fiscal year, with early adoption permitted. We are currently evaluating the impact of the new standard.

Leases
In February 2016, the FASB issued ASU 2016-02 - Leases. ASU 2016-02 requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for most leases. For income statement purposes, leases will be classified as either operating or finance, generally resulting in straight-line expense recognition for operating leases (similar to current operating leases) and accelerated expense recognition for financing leases (similar to current capital leases). The guidance will be effective for the first annual reporting period of our 2020 fiscal year, with early adoption permitted. We are currently evaluating the impact of the new standard.

Revenue Recognition
In May 2014, the FASB issued ASU 2014-09 - Revenue from Contracts with Customers (“ASU 2014-09”), a comprehensive revenue recognition model that supersedes the current revenue recognition requirements and most industry-specific guidance. Subsequent accounting standard updates have also been issued which amend and/or clarify the application of ASU 2014-09. The guidance provides a five step framework to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services. The guidance will be effective for the first annual reporting period of our 2019 fiscal year (with early adoption permitted beginning with our 2018 fiscal year), and allows adoption either under a full retrospective or a modified retrospective approach. We are currently evaluating the impact of the new standard.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates to ensure that they accurately reflect the best information available. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying financial statements include the estimate of total revenues to be generated from the digital and linear exploitation of programming.
3. Related Party Transactions
The Company engages in various business relationships with certain Members and their affiliates. The Company and each of the Members have entered into related party licensing agreements whereby the Company licenses linear television exhibition rights and digital distribution rights from the Members. On an annual basis, the Company is committed to license up to 20 newly released titles per Member for titles that are theatrically released through December 31, 2019 based on the terms of the licensing agreements. The per title cost payable by the Company to each Member for titles released between 2008 through 2019 is calculated via a contractually determined formula driven by a title’s domestic box office performance. The Company also licenses library catalog titles from its Members in ongoing license agreements. Related party programming amortization and other ancillary expenses are included in Operating expenses in the Statement of Operations. The Company has a service agreement with a wholly owned subsidiary of Viacom Inc. covering the signal transmission, technical maintenance, rent, legal services and various other selling, general and administrative support services. The fees associated with the services agreement are contractually stipulated and are included in Selling, general and administrative expenses in the Statement of Operations. The Company is currently in negotiations regarding the services agreement which is effective through December 31, 2016.

The Company’s related party transactions are as follows:

Related Party Transactions
(in millions)	Year Ended September 30,
Statement of Earnings	2016	2015	2014
Operating expenses	$141.1	$202.2	$182.8
Selling, general and administrative	$17.5	$17.3	$17.2

	September 30,
Balance Sheet	2016	2015
Programming assets, including prepaid program rights	$582.6	$473.3
Program rights obligations	$91.4	$89.1
Prepaid expenses and other assets	$4.8	$—
4. Members’ Interests

The percentage of equity interest owned by each of the Members is determined based upon the proportion of the total contribution made by each Member to the aggregate contributions made by all Members. The Company is governed by a Board which is comprised of two representatives from each of the Members. Each Member’s representatives must vote together and each Member’s representatives collectively have one vote.
In 2016 and 2015, the Company paid New Jersey Corporation Business Tax in the amount of $0.04 million and $0.1 million, respectively on behalf of the Members.
Subsequent to September 30, 2016, the Company declared a cash distribution of $45.0 million that was paid on November 15, 2016.
At September 30, 2016 and 2015 the ownership interest in the Company was as follows:

	2016	2015

Metro-Goldwyn-Mayer Studios Inc.	19.09%	19.09%
Lions Gate Films Inc.	31.15%	31.15%
Viacom Inc. and affiliates	49.76%	49.76%
Total	100.00%	100.00%
5. Commitments and Contingencies

Commitments
The Company’s commitments primarily consist of commitments to purchase program rights, marketing commitments and payments under the related party service fee agreement. These arrangements result from the Company’s ordinary course of business and represent obligations that are payable over several years.
The Company has recorded program rights obligations of $92.1 million on the Balance Sheet as of September 30, 2016. The Company has off balance sheet program rights obligations of approximately $237.7 million, which include all titles that have been released theatrically through December 22, 2016. New theatrically released programming commitments beyond December 22, 2016 cannot be reasonably estimated at this time as the titles have not yet been released. As of September 30, 2016, the Company also held other off balance sheet obligations of $10.4 million, principally related to marketing commitments and the related party service fee agreement.

Expected annual payments for our commitments, over the next five fiscal years, are as follows:

(in millions)
2017	$227.9
2018	84.6
2019	17.6
2020	8.3
2021	1.4
Thereafter	0.4
$340.2
Contingencies
Legal Matters: Litigation is inherently uncertain and always difficult to predict. However, based on our understanding and evaluation of the relevant facts and circumstances, we believe that our litigation to which we are a party is not likely, in the aggregate, to have a material adverse effect on our results of operations, financial position or operating cash flows.